

June 10, 2009

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Bill W. Wheat, Executive Vice President
   and Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street   Suite 500
Fort Worth, TX   76102

Re: D.R. Horton, Inc.
        Annual Report on Form 10-K for the FYE September 30, 2008
        filed on November 26, 2008 and Definitive 14A filed on December 18, 2008
        File No. 1-4347

Dear Mr. Wheat:

        We have limited our review of your filings to those issues we have addressed in our comments. In future filings, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive 14A

Components of Compensation, page 23
2008 Fiscal Year – Incentive Bonus Opportunity, page 24
First Cash Component, page 25

    1. Please quantify, with a view toward future disclosure, the actual adjusted pre-tax income for each quarter in the table on page 25. Also clarify in this section the formula used to calculate the first cash component bonus for each executive

officer based on attainment of positive adjusted pre-tax income. See Item
402(b)(1)(v) of Regulation S-K.

Second Cash and Equity Component, page 25

2. Please tell us, with a view toward future disclosure, how you calculated SG&A
   Containment. See Instruction 5 to Item 402(b) of Regulation S-K.

3. Please quantify for us, with a view toward future disclosure, the goals (for each of
   the three tiers) and actual operating cash flow and SG&A components of the
   performance bonuses. Also explain in greater detail how the compensation
   committee analyzed those measures to determine that the executive officers were
   entitled to a maximum bonus (prior to exercising negative discretion). See Item
   402(b)(1)(v) of Regulation S-K.

Stock Options, page 28

4. Please tell us, with a view toward future disclosure, how the compensation
   committee determined the amount of stock options it awarded.

Closing Comments

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange of 1934 and that they have provided
all information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Reviewer, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director